January 23, 2006

Mr. George F. Ohsiek, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street

Washington, D.C.

Re:                             Asbury Automotive Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

File No. 001-31262

Dear Mr. Ohsiek:

We received your letter dated January 18, 2006 (the “January 18 Letter”) concerning the classification of floor plan notes payable in our statements of cash flow and balance sheets.  We are in the process of considering your comment and in connection therewith will meet with our audit committee on or about January 30, 2006 to discuss the January 18 Letter.  We respectfully request, however, further clarification from you as to the timing and other disclosure mechanics of how we would revise our prior year cash flow statement and balance sheet if our audit committee were to concur with the Staff’s comment.

First, we wish to bring to the Staff’s attention that in our Form 10-Q for the quarter ended September 30, 2005 (the “2005 Third Quarter 10-Q”), we proactively reclassified our September 30, 2004 cash flow statement to reflect floor plan borrowings and repayments from non-manufacturer affiliated finance companies as a component of financing activities.  As a result, we have already provided the nine-month impact for 2004 of this reclassification adjustment to the readers of our financial statements.

If we were to concur with the Staff’s comment to revise our accounting of our floor plan notes payable for the 2004 fiscal year, would the Staff permit us to make these revisions in our Form 10-K for the 2005 fiscal year (the “2005 Form 10-K”) rather than filing an amended Form 10-K for 2004 (the “2004 Form 10-K”)?  Our plan currently is to file our 2005 Form 10-K on or around March 1, 2006.  If, however, the Staff were to require us to amend our 2004 Form 10-K to revise our classification of floor plan borrowings and repayments, we also would be required to reclassify the impact of entities discontinued during fiscal 2005 year in all of our 2004, 2003 and 2002 income numbers.  Consequently, we would have to prepare an entirely revised 2004 Form 10-K concurrently with the

preparation of our 2005 Form 10-K.   We respectfully believe that our efforts are better deployed devoting 100 percent of our time between now and March 1 on issuing our 2005 Form 10-K, which includes the impact for 2004 of this revised presentation of floor plan notes payable, in as timely a manner as possible.

In summary, since (i) the readers of our financial statements have already seen the effect for 2004 of this accounting change in our 2005 Third Quarter 10-Q, and (ii) even in the best case scenario, we would only be able to issue an amended 2004 Form 10-K shortly before filing our 2005 Form 10-K, we respectfully believe that everyone would be best served with Asbury making all appropriate changes in our 2005 Form 10-K.

Sincerely,

/s/ Brett Hutchinson
Brett Hutchinson
Vice President and Controller